VIA EDGAR

August 19, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of 1934, as amended, notice is hereby provided that Vanguard Health Systems, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal ended June 30, 2013, which was filed with the U.S. Securities and Exchange Commission on August 19, 2013.

Sincerely,

VANGUARD HEALTH SYSTEMS, INC.

By: /s/ Phillip W. Roe
Phillip W. Roe
Executive Vice President, Chief Financial Officer and Treasurer